HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 66013.4

June 15, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp. Amended Registration Statement on Form S-11, filed on June 15, 2005 Registration No. 333-123762

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”), together with exhibits, and the Company's responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jonathan W. Trutter of the Company, dated June 14, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your June 14, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 4.

We have provided to each of you, Matt Maulbeck, Steven Jacobs and Geoffrey Ossias, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 14, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.

We note that at least 15% (and up to 100%) of your manager’s fees are to be paid in vested stock. See Section 8(f) of the management agreement. We further note that the manager is restricted from selling those shares for itself for one year from the date of issuance. However, the manager may allocate them to any number of people, in its “sole and absolute discretion,” prior to the expiration of this period. Apparently, recipients of such allocations are not themselves bound by the one-year lock up. Please

Ms. Elaine Wolff

June 15, 2005

tell us why your manager should not be viewed as an underwriter with respect to future distributions of stock under the management agreement and, if it is an underwriter, what exemption from registration it intends to rely on for making allocations.

RESPONSE:

The Company respectfully submits to the Staff that the Manager does not have the right to make allocations in its sole and absolute discretion. The operative documents related to the payment of incentive compensation in the form of stock and option awards from the Company to the Manager contain meaningful limitations and restrictions on allocations of these awards from the Manager to other parties. Section 8 of the Management Agreement (filed as Exhibit 10.2 to the Company’s Registration Statement of Form S-11), for example, expressly limits allocations of the Manager’s incentive awards solely to “its officers, employees, and other individuals who provide services to it.” Section 5 of the Amended and Restated Stock Award Agreement and Section 2(d) of the Amended and Restated Stock Option Agreement both contain restrictions that require (i) any transfer of stock and option awards under these agreements to be preceded by advance written notice to the Company’s compensation committee (which committee is, as described on page 109 of the Registration Statement, comprised completely of independent directors) describing the terms and conditions of the proposed transfer and (ii) compliance with the requirements of the stock incentive plan and any other terms and conditions that the compensation committee may require in connection with such transfer. Further, under these same sections a transferee of award shares or options receives such transferred shares subject to the following limitations: (i) the transferee is not entitled to transfer the award allocation other than by will or the laws of descent and distribution, (ii) the transferee is not entitled to exercise any option or receive any shares under any award allocation unless there is in effect a registration statement on an appropriate form covering the shares or the Company reasonably determines that an exemption from registration is available, (iii) the administrator or the Company are not required to provide any notice to the transferee, whether or not such notice is or would otherwise have been required to the manager under the original award grant, and (iv) the consequences of a termination of the Manager’s service to the Company continue to apply to unexercisable or unvested awards that are held by the transferee. The Company expects that the documentation for future awards of incentive compensation will contain substantially similar provisions.

With respect to the “sole and absolute discretion” language contained in Section 8 of the Management Agreement, the Company respectfully submits to the Staff that the purpose of this language is to fully acknowledge the right of the Manager to determine which of its officers and employees are to receive allocations, as well as the size and timing of any such allocations. This language does not operate to mitigate the very real limitations on transfer contained in the award documentation. Moreover, the language contained in Section 8 of the Management Agreement with respect to the registration of the awards under a registration statement on Form S-3 was included in the agreement solely due to the fact that Form S-8 is limited to employees, officers, and directors of an issuer as well as consultants and advisors who are natural persons. See General Instruction A(1)(a)(1) to Form S-8. As a result, regardless of any potential allocation of awards, the Manager would not be eligible to sell shares underlying the awards into the public market under Form S-8 as would a natural person receiving the same awards.

Finally, the Company respectfully submits that it does not believe the Manager has received or will receive incentive compensation awards with a view towards distribution of those awards and thus the Manager should not be considered an underwriter with respect to any future allocation of such awards. The Company believes that any Manager allocation of incentive compensation awards to its officers and employees is not a distribution because (a) any such allocation would be made to a limited number of individuals who are or have been involved in providing services to the Company and have a pre-existing relationship with the Company, (b) any such allocation will be determined internally and confidentially by representatives of the Manager or its affiliates, (c) there will be no general solicitation or advertising with respect to any allocated shares and (d) no offer will be made to the recipients of any such shares, and the recipients will not pay any consideration for the shares allocated to them other than the services such individuals will have provided to the Manager and, therefore, there will be no sale. Accordingly, because any allocation by the Manager of its incentive compensation awards would not constitute a distribution, the Manager should not be viewed as taking those shares with a view towards distribution and thus should not be considered an underwriter with respect to any future allocations.

2.

We note your response to prior comment 18 and fail to see how your business model is unique. Numerous other firms complement their “investments in MBS with a variety of other alternative asset classes to attempt to enhance returns to” stockholders and “reduce the overall risk” by reducing correlation among investments. Please omit. Also, with respect to your “deal flow” disclosure, please revise to make it clear in the same reference that no such opportunities have been brought to you to date and that your manager and Triarc are not obligated to provide you with any opportunities at all.

RESPONSE:

In response to the Staff’s comment, the Company has removed the reference to “unique” from the disclosure on pages 7 and 79. In addition, the Company supplementally advises the Staff that Deerfield Capital and Triarc have brought opportunities to the Company and thus has revised the disclosure to remove the reference to its prospective intentions. In response to the Staff’s comment, the Company has included disclosure that Triarc is not obligated to provide it with any opportunities. Since Deerfield Capital is obligated under the management agreement to provide us with opportunities as set forth in the management agreement, the Company has not included similar disclosure with respect to Deerfield Capital.

Cover Page

3.	Please revise to limit the underwriters on the cover to the managing underwriters.

RESPONSE:

The Company supplementally advises the Staff that each underwriter listed on the cover page is either a joint book-running manager or a co-manager and therefore, a managing underwriter. The Company also advises the Staff that there may be an underwriting syndicate in connection with the offering and, in such case, each underwriter in the syndicate will not be listed on the cover page but will be listed in the underwriting section. Accordingly, the Company has not revised the cover page with respect to the Staff’s comment.

Ms. Elaine Wolff

June 15, 2005

Summary, page 1

Our Investment Strategy, page 6

4.	Please remove duplicative disclosure—the first three sentences of the second paragraph repeats information contained in your description of your manager at the top of the page.

RESPONSE:

In response to the Staff’s comment, the Company has removed the duplicative disclosure from the second paragraph of “Our Investment Strategy” on page 6.

Conflicts of Interest, page 10

5.	We note your response to prior comment 35. Please disclose this information in your discussion of manager conflicts.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 11.

MD&A

Recent Developments, page 69

6.	We note your response to prior comment 39. Please confirm that you have disclosed your acquisition of $100 million in bank loans connected with the Market Square CDO.

RESPONSE:

The Company supplementally advises the Staff that the last sentence of prior comment No. 39 was inadvertently misstated. The Company advises the Staff that the Company did not acquire an additional $100 million in bank loans held for sale. Therefore, we have not revised the disclosure. The Company advises the Staff that it intended to refer to the increase of up to $300 million of bank loans that could be acquired under the warehouse agreement with UBS from $200 million, as disclosed on pages 86 and 98. Upon the closing of the Market Square transaction on May 10, 2005, the liabilities under the warehouse agreement were discharged as disclosed on page 71.

Collateralized Debt Obligations, page 80

7.

We note your disclosure that as of March 31, 2005 you have invested in one CDO tranche with fair market value of $2.9 million. We further note that CDOs in which you invest may be “synthetic.” Please indicate the nature of this investment.

RESPONSE:

In response to the Staff’s comment the Company has revised the disclosure on page 82 to clarify that the one CDO tranche is a “synthetic” CDO.

Ms. Elaine Wolff

June 15, 2005

Principal Stockholders, page 121

8.	We note from footnote (6) that Mr. Peltz is a “significant” stockholder of Triarc. Please revise to disclosure his percentage ownership.

RESPONSE:

In response to the Staff’s comment, the Company has revised footnote 6 on page 123.

Notes to the Financial Statements for the three months ended March 31, 2005 and the year ended December 31, 2004

Notes 8 & 6 – Capital Stock and Earnings (Loss) per Share, pages F-12 – F-13 and F-29 – F-30

9.

We note your response to comment 52 and the supplemental information dated June 13, 2005. We acknowledge your representation that estimating dividend yield based on the book value of your competitors as opposed to using the market value, as we advocate, results in an immaterial impact to your operations and financial position. Please confirm that you will continue to assess the materiality of using the book value approach as opposed to the market value approach.

RESPONSE:

The Company confirms that it will continue to assess the materiality of using the book value approach as opposed to the market value approach. The book value approach will be modified to conform to the market value approach as the Company's market value begins to differ from its book value as operations ramp up.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Mr. Matt Maulbeck
Mr. Geoffrey Ossias
Mr. Steven Jacobs
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Frederick L. White
Mr. Larry P. Medvinsky